                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  16 September 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE                                                                                                                                                                                                       16th SEPTEMBER 2009

AIB's response to the Minister for Finance's statement

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] is issuing this announcement following today's statement made by the Minister for Finance in relation to the potential effects of the National Asset Management Agency (NAMA) and Government funding guarantee.

At the outset, the board and management of AIB acknowledge the crucial leadership role of the Government to ensure a properly functioning banking system that fulfils its vital role of supporting the economy. We recognise the challenges posed by the current environment and note the measures proposed by the Minister.  We reiterate our acknowledgement of and apology for the part we played in contributing to this challenging environment.

The Minister has now indicated c. €24bn (gross) of AIB loans in respect of which the economic interest could be transferred to NAMA. We understand the transfer will take place on a phased basis beginning in November this year with completion targeted for mid 2010.  Taking account of the variation in asset quality and mix, the capital implications for AIB and other banks can only be known when the loans are individually valued on a case by case basis over the coming year. Acknowledging this, the Minister estimated an average industry wide discount of 30% for the NAMA eligible loans and also stressed the variability between banks.  AIB together with leading international risk experts is conducting an extensive review of its NAMA eligible loans using appropriate economic valuation techniques to determine valuation outcomes. Based on the work to date, which covers around half the value of our NAMA eligible loans, AIB expects the discount will be less than the estimated industry wide average of 30%. The following key factors underpin that expectation:

•	Our top 25 connections account for c. €8bn or 33% of our NAMA eligible loans and have c. 80% of their collateral by value concentrated in Dublin.
•	Based on eligible loans of c. €24bn, c. €17bn are land and development loans and c. €7bn are associated loans and of this €7bn over 90% are performing, underpinned by independent cashflows.

Based on the Minister's estimated average industry wide discount of 30% (which as we have already stated is expected to exceed the estimated maximum for AIB) and allowing for our estimated 2009 year end provisions of c. €3.5bn in respect of NAMA eligible loans, the net write down for AIB would be c. €3.7bn before tax. Our expectation of a lower discount for AIB than the average industry wide discount would have a material positive effect on the write down; for every 1% reduction in the discount, the write down is reduced by c. €240m.  The actual net write down will have a phased effect on our capital position over the next twelve months.  As at 30 June 2009 our core tier 1 capital ratio was 8.5%, having absorbed a bad debt charge of almost €2.4bn and we expect our capital ratios to remain resilient.

The Minister has said that he expects banks to rebuild over time their regulatory equity capital / risk weighted assets ratios. In anticipation of various capital requirement scenarios and in addition to the normal capital formation from operations, we have available to us a range of sources of capital. We are confident that one or more of these sources will increase our capital to a level that will satisfy stakeholders through the trough of this economic cycle and in this regard it is now our intention to generate in the region of €2bn of capital which we expect to complete over the next 12 - 18 months. The potential sources of capital include:

  The equity market
  Investors have previously signalled strong interest in participating in a recapitalisation when some key terms of NAMA are clarified. We believe that we are now moving towards sufficient clarity to enable existing and potential shareholders to consider an investment proposition. Underpinning the investment proposition is a diverse business with a strong and resilient earnings capability.

  A strategic investment

  On 14th August we announced that we had received interest from a third party with a potential
   interest in taking a minority stake in AIB.

  In the previous announcement we noted in particular the need for greater clarity in respect of NAMA before discussions between us could more meaningfully progress. Following the Minister's statement we will
   continue to explore strategic options including potential investments in the bank.
   There
  remains no certainty that
  these discussions will lead to
   proposals
  .

  Asset sales / business disposals
  AIB has a range of assets which extends across geographies and business lines in respect of which we believe there is strong third party interest. AIB maintains an ongoing review of its businesses and the decision to retain or dispose of certain assets will be based on a number of  criteria including strategic rationale, likely sales proceeds, capital impact, funding and earning effects.

We acknowledge the Government's intent to assist and support potential capital raising measures and its appreciation that such measures should be taken over a reasonable timeframe.

The commitment to adjust and modify the Government guarantee to depositors and other suppliers of funding provides certainty and security to them. We are informed that the cost of both the existing and modified guarantees will increase significantly above the c. €110m per annum currently being incurred. The current figure represents a charge factor of 9.5 basis points of covered liabilities under the guarantee. For the remaining one year period of this guarantee to September 2010, the charge factor will increase to 22.7 basis points. The effect of this is to increase the charge to c. €140m for 2009 and c. €170m for the remaining period to September 2010. On issuance of the new modified guarantee (ELG), a further yet to be defined increase is expected to apply in line with EU guidelines.

Further updates to the initiatives outlined in this announcement will be made in due course.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  16 September 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.